Exhibit 99.1

FINANCIAL STATEMENTS
WRB Refining LP
Years Ended December 31, 2014, 2013, and 2012
With Report of Independent Auditors

WRB Refining LP
Financial Statements
Years Ended December 31, 2014, 2013, and 2012

Report of Independent Auditors
The Management Committee and Partners
WRB Refining LP
We have audited the accompanying financial statements of WRB Refining LP (WRB), which comprise the balance sheet as of December 31, 2014 and 2013, and the related statement of income, partners’ capital and cash flows for each of the three years in the period ended December 31, 2014, and the related notes to the financial statements.
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WRB Refining LP at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with U.S. generally accepted accounting principles.
/s/Ernst & Young LLP
Tulsa, Oklahoma
February 10, 2015

WRB Refining LP
Statement of Income

	Thousands of Dollars
Year Ended December 31	2014	2013	2012

Revenues and other income
Related-party sales	$10,177,673	$11,615,102	$10,306,627
Third-party sales	7,043,959	7,856,269	8,014,763
Other operating revenue	73,482	13,771	24,648
Related-party interest and other income	39,674	191,586	236,782
Total revenues and other income	17,334,788	19,676,728	18,582,820

Costs and expenses
Cost of sales	15,288,758	16,309,607	14,459,184
Operating expenses	1,048,698	834,566	963,037
Selling, general, and administrative expenses	100,543	99,454	82,235
Depreciation and amortization	490,721	475,186	475,076
Impairments	137	1,414	1,487
Taxes other than income taxes	63,731	57,127	68,825
Other expenses	3,062	3,729	4,880
Total costs and expenses	16,995,650	17,781,083	16,054,724

Income before taxes	339,138	1,895,645	2,528,096
Provision for income taxes	6,282	(7,355)	9,427
Net income	$332,856	$1,903,000	$2,518,669
See notes to financial statements.

WRB Refining LP
Balance Sheet

	Thousands of Dollars
At December 31	2014	2013

Assets
Cash and cash equivalents	$198,866	$475,094
Accounts receivable	156,819	270,258
Accounts receivable – related parties	136,638	404,044
Inventories	760,017	887,531
Other current assets	14,962	10,869
Total current assets	1,267,302	2,047,796

Property, plant, and equipment	13,041,696	12,761,398
Less: Accumulated depreciation and amortization	2,975,025	2,495,203
Net property, plant, and equipment	10,066,671	10,266,195

Intangible assets, net and other	14,502	14,489
Total assets	$11,348,475	$12,328,480

Liabilities and partners’ capital
Accounts payable	$119,467	$104,513
Accounts payable – related parties	738,078	1,032,148
Income and other taxes payable	26,154	31,721
Short-term capital lease obligation	1,979	1,903
Other accruals	4,424	5,404
Total current liabilities	890,102	1,175,689

Asset retirement obligations	59,778	68,743
Long-term capital lease obligation	10,355	12,334
Deferred tax liabilities and other	22,348	18,107
Total liabilities	982,583	1,274,873

Partners’ capital	10,365,892	11,053,607
Total liabilities and partners’ capital	$11,348,475	$12,328,480
See notes to financial statements.

WRB Refining LP
Statement of Cash Flows

	Thousands of Dollars
Years ended December 31	2014	2013	2012

Operating activities
Net income	$332,856	$1,903,000	$2,518,669
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	490,721	475,186	475,076
Impairments	137	1,414	1,487
Accretion on discounted liabilities	2,408	3,058	4,143
Other	(11,747)	(21,762)	(5,489)
Working capital adjustments:
Decrease (increase) in accounts and notes receivable	380,844	(154,726)	(32,203)
Decrease (increase) in inventories	128,142	239,930	(185,831)
Increase in other current assets	(4,092)	(931)	(5,856)
Increase (decrease) in accounts payable	(286,059)	32,282	(317,779)
Increase (decrease) in taxes payable and other accruals	(6,548)	3,344	(6,117)
Net cash provided by operating activities	1,026,662	2,480,795	2,446,100

Investing activities
Capital expenditures and investments	(280,416)	(220,567)	(273,921)
Net cash used in investing activities	(280,416)	(220,567)	(273,921)

Financing activities
Distributions paid to partners	(3,888,176)	(2,905,812)	(2,881,564)
Partner contributions – promissory note repayment	2,867,605	776,356	731,471
Repayment of capital lease obligation	(1,903)	(1,830)	(1,759)
Net cash used in financing activities	(1,022,474)	(2,131,286)	(2,151,852)

Net change in cash and cash equivalents	(276,228)	128,942	20,327
Cash and cash equivalents at beginning of year	475,094	346,152	325,825
Cash and cash equivalents at end of year	$198,866	$475,094	$346,152
See notes to financial statements.
At December 31, 2014, 2013, and 2012, accrued capital expenditures were $18.9 million, $12.6 million, and $25.0 million, respectively. The noncash impacts of these expenditures are excluded from above.

WRB Refining LP
Statements of Partners’ Capital

	Thousands of Dollars
	Phillips 66 WRB Partner LLC (GP)	Cenovus GPco LLC (GP)	Conoco Phillips (LP)	Cenovus (LP)	Phillips 66 Company (LP)	Total Partners’ Capital

Balance as of December 31, 2011	$15,276	$6,547	$7,622,679	$3,266,985	$—	$10,911,487
Member contribution – promissory note repayment	—	1,463	—	730,008	—	731,471
Equity transfer	—	—	(7,553,420)	—	7,553,420	—
Net income	2,519	2,519	397,640	1,256,816	859,175	2,518,669
Distributions to members	(3,282)	(3,282)	(408,317)	(1,437,500)	(1,029,183)	(2,881,564)
Balance as of December 31, 2012	14,513	7,247	58,582	3,816,309	7,383,412	11,280,063
Member contribution – promissory note repayment	—	1,552	—	774,804	—	776,356
Equity transfer	—	—	(55,940)	—	55,940	—
Net income	1,903	1,903	5,775	949,597	943,822	1,903,000
Distributions to members	(2,906)	(2,906)	(8,417)	(1,525,000)	(1,366,583)	(2,905,812)
Balance as of December 31, 2013	13,510	7,796	—	4,015,710	7,016,591	11,053,607
Member contribution – promissory note repayment	—	5,735	—	2,861,870	—	2,867,605
Net income	333	333	—	166,095	166,095	332,856
Distributions to members	(4,088)	(4,088)	—	(1,865,000)	(2,015,000)	(3,888,176)
Balance as of December 31, 2014	$9,755	$9,776	$—	$5,178,675	$5,167,686	$10,365,892
See notes to financial statements.

WRB Refining LP
Notes to Financial Statements
December 31, 2014
1. Nature of Operations
WRB Refining LLC (the Company) was formed by ConocoPhillips Company (ConocoPhillips) on November 20, 2006. On January 1, 2007, a unit of EnCana Corporation (EnCana) acquired a 50 percent membership interest in the Company. ConocoPhillips remained operator of the Company’s refineries. On November 30, 2009, EnCana transferred its interest in the company to Cenovus Energy Inc. In December 2010, ConocoPhillips and Cenovus agreed to convert WRB Refining LLC into a limited partnership, named WRB Refining LP (WRB). ConocoPhillips and Cenovus each acquired a 0.1 percent general partner interest and a 49.9 percent limited partner interest in WRB in the restructuring.
In April 2012, ConocoPhillips contributed its 0.1 percent general partner interest and 49.5 percent of its limited partner interest in WRB to Phillips 66 Company (Phillips 66), while retaining a 0.4 percent limited partner interest, and Phillips 66 became operator of the WRB refineries. Phillips 66 acquired ConocoPhillips’s 0.4 percent limited partner interest in July 2013. Unless the context requires otherwise, for ease of reference, ConocoPhillips’s interest in WRB prior to May 1, 2012, will be referred to as Phillips 66’s interest.
WRB’s operating assets consist of the Wood River refinery, located in Roxana, Illinois, and the Borger refinery, located in Borger, Texas. WRB has no employees, and Phillips 66 provides all necessary services under various agreements; see Note 13 – Related-Party Transactions. Per the Partnership Agreement, WRB will continue until the last day of its fiscal period ending in 2100, unless termination is mutually agreed to by Phillips 66 and Cenovus, and thereafter, from year to year, until terminated by a partner.
Each general partner designates three individuals to serve on the Partnership’s Management Committee, which has the exclusive power and authority to approve additional partner capital infusions, capital and operating budgets, cash distributions, loans to and from partners, partnership liquidation, and policies. Per the Partnership Agreement, operating results are shared by the partners in accordance with their respective partnership interests. A partner with a negative capital account does not have any obligation to the partnership or to any other partner to restore such negative balance. However, as approved by the Management Committee, partners can be required to provide additional cash capital contributions in proportion to their partnership interests.
2. Contribution of Assets to WRB Refining
At formation, Phillips 66 contributed its Wood River and Borger refineries to WRB, while EnCana contributed a promissory note (the Note) payable to WRB for $7.5 billion. The obligation to make payments under the Note was subsequently delegated to Cenovus. The fair value of the assets and liabilities contributed by Phillips 66 at the time of formation was determined to be $7.5 billion.
Payments of principal and interest on the Note began in January 2007 and were scheduled to end in January 2017; however, Cenovus prepaid the remaining Note balance of $2.7 billion in March 2014. Immediately upon receipt of the prepayment from Cenovus, WRB declared and paid the prepayment in the form of a return of capital to Cenovus and Phillips 66 equal to their proportionate partnership interest.

3. Accounting Policies
Accounting Principles
The financial statements are in accordance with U.S. generally accepted accounting principles (GAAP).
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual results could differ from the estimates.
Revenue Recognition
Revenues are realized from sales of crude oil, gasoline, distillates, jet fuel, propane, butane, sulfur, coke, asphalt, solvents, other petroleum and chemical products, and other items and are recognized when title passes to the customer, which is when the risk of ownership passes to the purchaser and physical delivery of goods occurs.
Shipping and Handling Costs
Shipping and handling costs are recorded in cost of sales. Freight costs billed to customers are recorded as a component of revenue.
Cash Equivalents
Cash equivalents are highly liquid, short-term investments, readily convertible to known amounts of cash, with original maturities of 90 days or less from their date of purchase. They are carried at cost plus accrued interest, which approximates fair value.
Inventories
Crude oil and petroleum products inventories are valued at the lower of cost or market in the aggregate on a specific-goods last-in, first-out basis (LIFO). Any necessary lower-of-cost-or-market write-downs are recorded as permanent adjustments to the LIFO cost basis. LIFO is used to better match current inventory costs with current revenues. Costs include both direct and indirect expenditures incurred in bringing an item or product to its existing condition and location, but not unusual/nonrecurring costs or research and development costs. Materials and supplies are valued under the weighted-average cost method.
Fair Value Measurements
WRB categorizes assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly, through market-corroborated inputs. Level 3 inputs are unobservable inputs for the asset or liability reflecting significant modifications to observable related market data or WRB’s assumptions about pricing by market participants.

3. Accounting Policies (continued)
Derivative Instruments
All derivative instruments are recorded on the balance sheet at fair value. Recognition and classification of gains or losses that result from recording and adjusting a derivative to fair value are recognized immediately in earnings as the Partnership has not elected to designate any of its derivatives for hedge accounting.
Gains and losses from derivatives are recorded in either sales or cost of sales, depending on the purpose for issuing or holding the derivatives.
In the balance sheet, the fair values of derivative assets and liabilities, including any cash collateral assets and liabilities, are netted if such assets and liabilities are with the same counterparty and netting is permitted subject to a master netting arrangement.
Intangible Assets
Intangible assets with finite useful lives are amortized using the straight-line method over their useful lives. Intangible assets with indefinite useful lives are not amortized but are reviewed at least annually for impairment indicators. In each reporting period, the remaining useful lives of intangible assets not being amortized are evaluated to determine whether events and circumstances continue to support indefinite useful lives. Intangible assets are considered impaired if the fair value of the intangible asset is lower than net book value. The fair value of intangible assets is determined based on quoted market prices in active markets, if available. If quoted market prices are not available, fair value of intangible assets is determined based upon the present values of expected future cash flows using discount rates believed to be consistent with those used by market participants, or upon estimated replacement cost, if expected future cash flows from the intangible asset are not determinable. These assets represent operating permits, emissions credits, and technology licenses, and are included in intangible assets, net and other in the accompanying balance sheets.
Property, Plant, and Equipment
The initial acquisition costs of property, plant, and equipment are capitalized when incurred. Costs include the purchase amount, the cost of constructing or otherwise acquiring equipment or facilities, and the cost of installing the asset and making it ready for its intended use. Property units are identifiable (tangible) parts of an investment that are individually described in the asset records and that perform a separate and complete operation function. They usually have a significant dollar value and are identified as assets that are commonly purchased, replaced, or transferred.
Depreciation and Amortization
Depreciation and amortization of property, plant, and equipment are determined using the straight-line component method over the expected useful life of the capitalized costs of the asset, less any salvage value. Refinery property units representing a significant cost in relation to the total cost of the refinery are depreciated separately over their expected useful lives. The refinery has established 45 separate property unit categories with useful lives ranging from 5 to 60 years. The majority of the investment represents costs for various process, utility, and support systems, which are primarily depreciated between 20 years and 40 years.

3. Accounting Policies (continued)
Impairment of Property, Plant, and Equipment
Property, plant, and equipment used in operations are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If indicators of potential impairment exist, an undiscounted cash flow test is performed. If the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group including applicable liabilities, the carrying value of the Property, Plant, and Equipment included in the asset group is written down to estimated fair value through additional amortization or depreciation provisions and reported as an impairment in the period in which the determination of the impairment is made. Individual assets are grouped for impairment purposes at the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets, (for example, at a refinery complex level). Because there usually is a lack of quoted market prices for long-lived assets, the fair value of impaired assets is typically determined using one or more of the following methods: the present values of expected future cash flows using discount rates believed to be consistent with those used by principal market participants; a market multiple of earnings for similar assets; or historical market transactions of similar assets adjusted using principal market assumptions when necessary. Long-lived assets held for sale are accounted for at the lower of amortized cost or fair value, less cost to sell, with fair value determined using a binding negotiated price, if available, or present value of expected future cash flows as previously described.
The expected future cash flows used for impairment reviews and related fair value calculations are based on estimated future volumes, prices, costs, margins, and capital project decisions, considering all available evidence at the date of review.
Maintenance and Repairs
Costs of maintenance and repairs, which are not significant improvements, are expensed when incurred. Turnaround (planned major maintenance) costs are expensed when incurred. Maintenance and repairs that result in significant improvements in the asset are capitalized. Inspection work is capitalized if associated with a capitalized property unit replacement.
Property Dispositions
When major units of depreciable property are retired or sold, the asset cost and related accumulated depreciation are eliminated, with any gain or loss reflected in income. When less than complete units of depreciable property are disposed of or retired, the difference between asset cost and salvage value is charged or credited to accumulated depreciation.
Asset Retirement Obligations
The fair value of legal obligations to retire and remove long-lived assets is recorded in the period in which the obligation is incurred, typically when the asset is installed. When the liability is initially recorded, this liability is offset by increasing the carrying amount of the related property, plant, and equipment. Over time, the liability is increased for the change in its present value, and the capitalized cost in property, plant, and equipment is depreciated over the useful life of the related asset. WRB’s largest individual obligation involves asbestos abatement at the refineries.

3. Accounting Policies (continued)
Environmental Costs
WRB is subject to federal, state, and local environmental laws and regulations. These laws and regulations may result in obligations to remove or mitigate the effects on the environment of the placement, storage, disposal, or release of certain chemical, mineral, and petroleum substances at various sites. Environmental expenditures are expensed or capitalized, depending upon their future economic benefit. Expenditures relating to an existing condition caused by past operations that do not have a future economic benefit are expensed. Liabilities for environmental expenditures are recorded on an undiscounted basis when environmental assessments or cleanups are probable and the costs can be reasonably estimated. Phillips 66 has indemnified WRB for all the environmental obligations at the refineries relating to the time period prior to WRB’s formation. At December 31, 2014 and 2013, WRB had no material accrued environmental costs.
Income Taxes
WRB is structured as a limited partnership, which is a pass-through entity for United States federal income tax purposes. WRB’s taxable income or loss, which may vary substantially from the net income or loss reported in the statement of income, is included in the tax returns of each partner. WRB follows the asset and liability method of accounting for taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of the assets and liabilities.
Subsequent Events
Events and transactions subsequent to the balance sheet date have been evaluated for potential recognition or disclosure through February 10, 2015, the date these financial statements were available to be issued.

4. Inventories
Inventories at December 31 were as follows:

	Thousands of Dollars
	2014	2013

Crude oil and petroleum products	$715,437	$843,198
Materials, supplies, and other	44,580	44,333
	$760,017	$887,531

The excess of current replacement cost over LIFO cost of inventories was estimated as $119.7 million and $618.4 million at December 31, 2014 and 2013, respectively.
At December 31, 2014, in response to declining crude oil and petroleum product prices that were determined to be other than temporary, WRB recorded a $62.8 million lower-of-cost-or-market write-down of its inventory, which was recognized in cost of sales. During 2014, certain inventory quantity reductions caused a liquidation of LIFO inventory values. This liquidation increased income before taxes by $15.3 million compared to a decrease to income before taxes of $19.0 million in 2013 and a decrease to income before taxes of $2.0 million in 2012.
5. Property, Plant, and Equipment
WRB’s investment in property, plant, and equipment (PP&E) with accumulated depreciation and amortization (D&A) at December 31 was as follows:

	Thousands of Dollars
	2014			2013
	Gross PP&E	Accumulated D&A	Net PP&E	Gross PP&E	Accumulated D&A	Net PP&E

Borger	$3,745,904	$(999,842)	$2,746,062	$3,651,281	$(869,533)	$2,781,748
Wood River	9,283,746	(1,975,183)	7,308,563	9,109,425	(1,625,670)	7,483,755
Headquarters	12,046	—	12,046	692	—	692
Total	$13,041,696	$(2,975,025)	$10,066,671	$12,761,398	$(2,495,203)	$10,266,195

Impairments of PP&E totaled $0.1 million, $1.4 million, and $1.5 million for 2014, 2013, and 2012, respectively.
A 2014 impairment resulted from a Borger project previously idled and subsequently canceled due to lower expected economic returns.

5. Property, Plant, and Equipment (continued)
The 2013 impairments resulted from two canceled projects at Wood River and five canceled projects at Borger. The Wood River projects were impaired due to identified alternatives and nonperformance of technical requirements. The Borger projects were impaired due to nonperformance of technical requirements and lower expected economic returns.
The 2012 impairments resulted from two canceled projects at the Wood River refinery and one canceled project at the Borger refinery. These projects were canceled due to revised operating plans that no longer required utilization of the previously capitalized costs.
6. Intangibles
The carrying value of amortizable intangible assets at December 31 follows:

	Thousands of Dollars
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Amortizable intangible assets:
Technology licenses	$14,000	$7,878	$6,122
Balance at December 31, 2014	$14,000	$7,878	$6,122

Technology licenses	$14,000	$7,367	$6,633
Balance at December 31, 2013	$14,000	$7,367	$6,633

Amortization expense for 2014, 2013, and 2012, was $0.5 million, $0.5 million, and $0.6 million, respectively. The expected annual amortization expense for 2015 through 2019 is $0.5 million per year.
Indefinite-lived intangible assets, consisting of operating permits, had a carrying value of $7.9 million at December 31, 2014 and 2013.

7. Asset Retirement Obligations
Asset retirement obligations at December 31 were as follows:

	Thousands of Dollars
	2014	2013

Asset retirement obligations	$64,202	$73,846
Asset retirement obligation costs due within one year*	(4,424)	(5,103)
Long-term asset retirement obligations	$59,778	$68,743
*Included in other accruals on the balance sheet.
During 2014 and 2013, the overall asset retirement obligation changed as follows:

	Thousands of Dollars
	2014	2013

Beginning of period	$73,846	$75,763
Accretion of discount	2,408	3,058
Changes in estimates of existing obligations	(5,066)	(1,275)
Spending on existing obligations	(6,986)	(3,700)
Balance at December 31	$64,202	$73,846

8. Contingencies and Commitments
In the case of all known contingencies, WRB accrues a liability when the loss is probable and the amount is reasonably estimable. WRB does not reduce these liabilities for potential insurance or third-party recoveries. If applicable, receivables are accrued for probable insurance or other third-party recoveries.
Based on currently available information, WRB believes it is remote that future costs related to known contingent liability exposures will exceed current accruals by an amount that would have a material adverse impact on its financial statements. As new facts arise concerning contingencies, WRB reassesses both accrued liabilities and other potential exposures. Estimated future costs related to contingencies are subject to change as events evolve and as additional information becomes available.

9. Derivatives and Financial Instruments
Derivative Instruments
WRB uses commodity-based derivative contracts to manage exposures to fluctuations in commodity prices. Since WRB is not currently using cash-flow hedge accounting, all gains and losses, realized or unrealized, from derivative contracts have been recognized in the accompanying statements of operations. Cash flows from all derivative activity for the periods presented appear in the operating section of the accompanying statements of cash flows.
The use of commodity derivative instruments is governed by resolutions adopted by the Partnership’s Management Committee and by the Feedstock Supply Agreement and the Refinery Products Marketing Agreement between WRB and Phillips 66. These agreements allow Phillips 66 to enter into derivatives on behalf of WRB in a manner consistent with hedging and derivatives policies used by Phillips 66. Phillips 66’s Board of Directors prohibits the use of highly leveraged derivatives or derivative instruments without sufficient liquidity for comparable valuations without approval from the Chief Executive Officer of Phillips 66. This prohibition and approval requirement also applies to WRB. WRB is not authorized to enter into speculative trading activities.
Purchase and sales contracts with fixed minimum notional volumes for commodities that are readily convertible to cash (e.g., crude oil and gasoline) are recorded on the balance sheet as derivatives unless the contracts are eligible for, and WRB elects, the normal purchases and normal sales exception (i.e., contracts to purchase or sell quantities WRB expects to use or sell over a reasonable period in the normal course of business). WRB generally applies this normal purchases and normal sales exception to eligible purchase and sales contracts; however, WRB may elect not to apply this exception (e.g., when another derivative instrument will be used to mitigate the risk of the purchase or sales contract but hedge accounting will not be applied, in which case both the purchase or sales contract and the derivative contract mitigating the resulting risk will be recorded on the balance sheet at fair value).
WRB’s derivative instruments are held at fair value on the balance sheet. For further information on the fair value of derivatives, see Note 10 – Fair Value Measurements.

9. Derivatives and Financial Instruments (continued)
Commodity Derivative Contracts
WRB operates in the North American crude oil and refined products markets and is exposed to fluctuations in the prices for these commodities. These fluctuations can affect WRB’s revenues as well as the cost of operating activities. Generally, WRB’s policy is to remain exposed to the market prices of commodities.
WRB uses forwards, futures, and swaps to optimize the value of the supply chain, which may move WRB’s risk profile away from market average prices to accomplish the following objectives:

•
Meet customer needs. Consistent with the policy to generally remain exposed to market prices, swap contracts are used to convert fixed-price sales contracts, which are often requested by refined product consumers, to a floating market price.

•	Manage the risk to WRB’s cash flows from price exposures on specific crude oil and refined product transactions.

•	Manage the price risk of WRB inventories.
Phillips 66 sources WTI crude oil for several of its owned and operated refineries from Cushing, Oklahoma. As part of these supply activities, Phillips 66 hedges the crude cost using financial derivatives. Through the first quarter of 2014, a portion of the crude supply was delivered to WRB refineries, and that portion of the gain/loss from hedging was allocated to WRB as part of the acquisition cost of the crude oil. The use of financial derivatives in the Cushing purchase program was discontinued in early 2014, and there were no unrealized financial trades relating to WRB at December 31, 2014. The allocated derivative-related acquisition cost includes a loss of $7.5 million in 2014 and a loss of $23.3 million in 2013. The tables below reflect derivatives entered into by WRB directly, and do not reflect these derivative-related cost allocations from Phillips 66.
The following table indicates the balance sheet line items that include the fair values of commodity derivative assets and liabilities presented net (i.e., commodity derivative assets and liabilities with the same counterparty are netted where the right of setoff exists); however, the balances in the following table are presented gross:

	Thousands of Dollars
At December 31	2014	2013

Assets
Other current assets	$20,392	$744

Liabilities
Other accruals	$1,072	$1,395

9. Derivatives and Financial Instruments (continued)
The gains (losses) from commodity derivatives incurred, and the line items where they appear on the statement of income, were as follows:

	Thousands of Dollars
	2014	2013	2012

Third-party sales	$65,006	$(1,713)	$6,951
Cost of sales	(4,078)	(9,310)	983

The table below summarizes WRB’s material net exposures resulting from outstanding commodity derivative contracts. These financial and physical derivative contracts are primarily used to manage price exposure on WRB’s underlying operations. The underlying exposures may be from nonderivative positions such as inventory volumes. Financial derivative contracts may also offset physical derivative contracts, such as forward sales contracts. As of December 31, 2014 and 2013, the percentage of WRB derivative contract volume expiring within the next 12 months was 100 percent for both periods.

	Open Position Long (Short)
	December 31	December 31
	2014	2013
Commodity
Crude oil, refined products, and natural gas liquids (thousands of barrels)	(1,126)	(513)

Credit Risk
Credit risk from NYMEX futures is negligible due to the financial strength of the NYMEX and its member banks. WRB also uses futures and swap contracts that have a negligible credit risk because these trades are cleared with an exchange clearinghouse and subject to mandatory margin requirements until settled; however, WRB is exposed to the credit risk of those exchange brokers for receivables arising from daily margin cash calls, as well as for cash deposited to meet initial margin requirements.
WRB’s trade receivables result primarily from its refined product sales under term sales contracts. WRB has a limited number of customers, resulting in a concentration of credit risk. WRB does not generally require collateral to limit the exposure to loss; however, WRB will sometimes use letters of credit, prepayments, and master netting agreements to mitigate credit risk with counterparties that both buy from and sell to WRB, as these agreements permit the amounts owed by WRB or owed to others to be offset against amounts due to WRB. Sales to Phillips 66 and Equilon Enterprises LLC represent the majority of WRB’s revenue at 59 percent and 24 percent in 2014, 59 percent and 24 percent in 2013, and 56 percent and 27 percent in 2012, respectively. The majority of receivables have payment terms of 30 days or less, and this exposure and the creditworthiness of the counterparties are continuously monitored.
As of December 31, 2014 and 2013, WRB had no derivative instruments in a liability position that contain credit-contingent collateral features.

10. Fair Value Measurements
Fair Values of Financial Instruments
We used the following methods and assumptions to estimate the fair value of financial instruments:

•	Cash and cash equivalents: The carrying amount reported on the balance sheet approximates fair value.

•	Accounts and notes receivable: The carrying amount reflects normal credit terms and management’s assessment of collectability and approximates fair value.

•
Commodity swaps: Fair value is estimated based on forward market prices and approximates the exit price at period-end. When forward market prices are not available, fair value is estimated using the forward prices of a similar commodity with adjustments for differences in quality or location.

•	Futures: Fair values are based on quoted market prices obtained from the New York Mercantile Exchange, the InterContinental Exchange Futures, or other traded exchanges.
WRB carries a portion of assets and liabilities at fair value that are measured at the reporting date using an exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability) and disclosed according to the quality of valuation inputs under the following hierarchy:

•	Level 1: Quoted prices (unadjusted) in an active market for identical assets or liabilities

•	Level 2: Inputs other than quoted prices that are directly or indirectly observable

•	Level 3: Unobservable inputs that are significant to the fair value of assets or liabilities
The classification of an asset or liability is based on the lowest level of input significant to its fair value. Those that are initially classified as Level 3 are subsequently reported as Level 2 when the fair value derived from unobservable inputs is inconsequential to the overall fair value, or if corroborated market data becomes available. Assets and liabilities that are initially reported as Level 2 are subsequently reported as Level 3 if corroborated market data is no longer available. There were no material transfers in or out of Level 1.

10. Fair Value Measurements (continued)
Recurring Fair Value Measurements
Financial assets and liabilities reported at fair value on a recurring basis primarily include derivative instruments. WRB values exchange-traded derivatives using closing prices provided by the exchange as of the balance sheet date, and these are classified as Level 1 in the fair value hierarchy. When exchange-provided prices are adjusted, nonexchange quotes are used, or when the instrument lacks sufficient liquidity, WRB generally classifies those exchange-cleared contracts as Level 2. OTC financial swaps and physical commodity forward purchase and sales contracts are generally valued using quotations provided by brokers and price index developers such as Platts and Oil Price Information Service. These quotes are corroborated with market data and are classified as Level 2. In certain less - liquid markets or for longer-term contracts, forward prices are not as readily available. In these circumstances, OTC swaps and physical commodity purchase and sales contracts are valued using internally developed methodologies that consider historical relationships among various commodities which result in management’s best estimate of fair value. These contracts are classified as Level 3. WRB uses a midmarket pricing convention (the midpoint between bid and ask prices). When appropriate, valuations are adjusted to reflect credit considerations, generally based on available market evidence.
The following tables display the fair value hierarchy for our material financial assets and liabilities either accounted for or disclosed at fair value on a recurring basis. These values are determined by treating each contract as the fundamental unit of account; therefore, derivative assets and liabilities with the same counterparty are shown gross (i.e., without the effect of netting where the legal right of setoff exists) in the hierarchy sections of these tables. These tables also show that our Level 3 amounts were not material.
We have master netting arrangements for all of our exchange-cleared derivative instruments and OTC derivative instruments. The following tables show these contracts on a net basis in the column “Effect of Counterparty Netting.” We have no contracts that are subject to master netting arrangements that are reflected gross on the balance sheet.

10. Fair Value Measurements (continued)
The carrying values and fair values by hierarchy of our material financial instruments, either carried or disclosed at fair value, and derivative assets and liabilities, including any effects of master netting agreements or collateral, were:

	Thousands of Dollars
	December 31, 2014
	Fair Value Hierarchy			Total Fair Value of Gross Assets and Liabilities	Effect of Counterparty Netting	Effect of Collateral Netting	Difference in Carrying Value and Fair Value	Net Carrying Value Presented on the Balance Sheet
	Level 1	Level 2	Level 3

Commodity derivative assets
Exchange-traded instruments	$20,392	$—	$—	$20,392	$(1,072)	$(13,415)	$—	$5,905
	$20,392	$—	$—	$20,392	$(1,072)	$(13,415)	$—	$5,905

Commodity derivative liabilities
Exchange-traded instruments	$1,072	$—	$—	$1,072	$(1,072)	$—	$—	$—
	$1,072	$—	$—	$1,072	$(1,072)	$—	$—	$—
There was no cash collateral received or paid that was not reflected in the “Effect of Collateral Netting” due to a policy election to report balances on a gross basis.

	Thousands of Dollars
	December 31, 2013
	Fair Value Hierarchy			Total Fair Value of Gross Assets and Liabilities	Effect of Counterparty Netting	Effect of Collateral Netting	Difference in Carrying Value and Fair Value	Net Carrying Value Presented on the Balance Sheet
	Level 1	Level 2	Level 3

Commodity derivative assets
Exchange-cleared instruments	$744	$—	$—	$744	$(744)	$—	$—	$—
	$744	$—	$—	$744	$(744)	$—	$—	$—

Commodity derivative liabilities
Exchange-cleared instruments	$1,343	$—	$—	$1,343	$(744)	$(599)	$—	$—
Physical forward contracts*	—	—	52	52	—	—	—	52
	$1,343	$—	$52	$1,395	$(744)	$(599)	$—	$52

*
Physical forward contracts may have a larger value on the balance sheet than disclosed in the fair value hierarchy when the remaining contract term at the reporting date is greater than 12 months and the short-term portion is an asset while the long-term portion is a liability, or vice versa.

There was no cash collateral received or paid that was not reflected in the “Effect of Collateral Netting” due to a policy election to report balances on a gross basis.

11. Leases
WRB leases railcars, computers, office buildings, and other facilities and equipment. Certain leases include escalation clauses for adjusting rentals to reflect changes in price indices, as well as renewal options and/or options to purchase the leased property for the fair market value at the end of the lease term. There are no significant restrictions imposed by the leasing agreements in regards to dividends, asset dispositions, or borrowing ability. At December 31, 2014, future minimum rental payments due under noncancelable operating leases were as follows:

Thousands of Dollars
2015	$14,523
2016	11,417
2017	9,016
2018	3,948
2019	1,470
Remaining years	—
Net minimum operating lease payments	$40,374

Operating lease rental expense for the years ended December 31, 2014, 2013, and 2012, was $23.9 million, $18.0 million, and $13.2 million, respectively.

12. Related-Party Transactions
At December 31, significant transactions with related parties were as follows:

	Thousands of Dollars
	2014	2013	2012

Operating/other revenues(a) (d)	$10,216,293	$11,804,843	$10,541,927
Cost of sales(b) (d)	14,295,658	15,056,453	13,853,123
Operating expenses and selling, general, and administrative expenses(c)	470,378	432,796	429,626

(a)
WRB sells petroleum finished products and crude oil to Phillips 66 and Cenovus under the terms of existing agreements. Interest income is earned from Cenovus related to the Note; see Note 2 — Contribution of Assets to WRB Refining. In 2014, 2013, and 2012, this amount totaled $38.6 million, $189.7 million and $235.3 million, respectively. Interest income receivable was $0.0 million and $43.0 million at December 31, 2014 and 2013, respectively, and is included in accounts receivable – related parties.

(b)
Crude oil, natural gas, natural gas liquids, and other feedstocks are purchased from Phillips 66 for use in refinery processes at market prices as per the Feedstock Supply Agreement. Fees are paid to various pipeline companies related to or owned by Phillips 66 for transporting crude oil and finished refined products.

(c)
WRB pays Phillips 66 for payroll and benefits related to refinery personnel, general and administrative expenses from various Phillips 66 corporate service providers, and natural gas that Phillips 66 acquired for the refineries.

(d)
A portion of WRB’s economic hedging activities are done through derivative transactions with Phillips 66. As of December 31, 2014 and December 31, 2013, there were no unrealized derivative assets with Phillips 66 reflected on the balance sheet. There were no derivative transactions with Phillips 66 in 2014 and 2013. In 2012, derivative transactions with Phillips 66 resulted in $0.4 million in gains, reflected in cost of sales.

13. Taxes
WRB is structured as a limited partnership, which is a pass-through entity for United States federal income tax purposes. WRB’s taxable income or loss, which may vary substantially from the net income or loss reported in the statement of income, is included in the income tax returns of each partner. The provision for income taxes results from state laws that apply to entities organized as limited partnerships, primarily Tennessee and Texas.
The provision for income taxes was $6.3 million, $(7.4) million, and $9.4 million for 2014, 2013, and 2012, respectively, resulting in an effective tax rate of 1.8 percent, (0.4) percent, and 0.4 percent for 2014, 2013, and 2012, respectively. The change in the effective tax rate between 2012, 2013, and 2014, reflects the impact of refining the state apportionment factors in conjunction with filing the 2013 Texas margin tax return and becoming subject to income taxes in the state of Tennessee.
As of December 31, 2014, WRB had no liability reported for unrecognized tax benefits. Any interest and penalties related to income taxes are included in the provision for income taxes. Such interest and penalties were immaterial in all periods presented.
At December 31, 2014 and 2013, WRB had $22.3 million and $18.0 million, respectively, of net deferred tax liability, derived principally from the taxable temporary difference attributable to property, plant, and equipment.
14. New Accounting Standards
In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” The new standard converged guidance on recognizing revenues in contracts with customers under U.S. GAAP and International Financial Reporting Standards. This ASU is intended to improve comparability of revenue recognition across entities, industries, jurisdictions and capital markets. ASU 2014-09 is effective for annual and quarterly periods of nonpublic entities beginning after December 15, 2017. Early adoption is permitted, but not in advance of the effective date for public entities (annual periods after December 15, 2016). We are currently evaluating the provisions of ASU 2014-09 and assessing the impact, if any, it may have on our financial position and results of operations.
15. Subsequent Events
During January 2015, Phillips 66, as Operator, determined that WRB’s immediate partnership funds were insufficient to meet the Partnership’s needs. As a result, $100 million of the $150 million in Advance Loans made to the Partners in November 2014, in anticipation of the Q4 2014 Entitled Distributions, was requested to be repaid in January 2015. Historically, Advance Loans have been recorded as constructive dividends because they have not cash settled at the Entitled Distributions date. The requested payment was received by WRB in January 2015.